UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Vitru Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G9440D103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9440D103	Page 1 of 6

1.	Names of Reporting Persons. NB Alternatives Advisers LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,355,932
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,355,932

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,355,932
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.9%
12.	Type of Reporting Person (See Instructions) OO, IA, HC

CUSIP No. G9440D103	Page 2 of 6

1.	Names of Reporting Persons. NB Verrocchio LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,355,932
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,355,932

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,355,932
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.9%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G9440D103	Page 3 of 6

Item 1.

(a)	Name of Issuer

Vitru Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

Rodovia José Carlos Daux, 5500, Torre Jurerê A

2nd floor, Saco Grande, Florianópolis

State of Santa Catarina, 88032-005, Brazil

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being jointly filed by and on behalf of each of NB Alternatives Advisers LLC (“NBAA”) and NB Verrocchio LP (“NB Verrocchio” and, together with NBAA, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act. NBAA exercises dispositive and voting power with respect to the Common Shares held directly by NB Verrocchio and, as a result, may be deemed to beneficially own the Common Shares held directly by NB Verrocchio.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2020, a copy of which is attached hereto as Exhibit A, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Reporting Person is 325 N. Saint Paul Street, Suite 4900, Dallas, Texas 75201.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common shares, US$0.00005 par value per share (the “Common Shares”)

(e)	CUSIP Number

G9440D103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. G9440D103	Page 4 of 6

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

NBAA exercises dispositive and voting power with respect to the Common Shares held directly by NB Verrocchio and, as a result, may be deemed to beneficially own the Common Shares held directly by NB Verrocchio.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) and/or Section 13(g) of the Act. Each Reporting Person declares that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

CUSIP No. G9440D103	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

NB Alternatives Advisers LLC

By:	/s/ Blake Rice
Name: Blake Rice Title: Managing Director

NB Verrocchio LP By: NB Alternatives GP (Offshore) Ltd Its: General Partner

By:	/s/ Jose Luis Gonzalez Pastor
Name: Jose Luis Gonzalez Pastor Title: Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).